Exhibit 99.1

November 21, 2014	2014-24
FOR IMMEDIATE RELEASE:	TSX-V: JAG

JAGUAR MINING REPORTS FATALITY AT TURMALINA MINE, BRAZIL

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Toronto, Canada, November 21, 2014 - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) regrets to announce the fatal injury of an employee at its Turmalina Mine, MTL (Mineracion Turmalina Limitada), located in Minas Gerais, Brazil.

The incident occurred in the underground workings of the Turmalina mine this morning, November 21, 2014. The Company and the local authorities are investigating the circumstances and the causes of the incident and operations at the mine in the area of the accident have been suspended pending the completion of the investigation.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company’s website at www.jaguarmining.com.

For Further Information Contact:

Derrick Weyrauch

Chief Financial Officer

Phone: 01-416-628-9601

dweyrauch@jaguarmining.com

Forward Looking Statements

Certain statements in this press release constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-Looking Statements can be identified by the use of words such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company’s views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.